AB 7/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 6 2009
DIVISION OF MARKET REGULATION

UNIT
SECURITIES AND E
Washingt

09041784

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 AND ENDING 9/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cape Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CAPE SECURITIES, INC.
Financial Statements
For the Year Ended
September 30, 2008
With
Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Cape Securities, Inc.

We have audited the accompanying balance sheet of Cape Securities, Inc. as of September 30, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cape Securities, Inc. at September 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 21, 2008
Atlanta, Georgia

RUBIO CPA, PC

CAPE SECURITIES, INC.
BALANCE SHEET
SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$ 22,162
Clearing deposit	15,000
Due from clearing broker-dealer	3,392
Securities owned	59,185
Office furniture and equipment	3,763
Prepaid expenses	13
Refundable income taxes	4,400
Total assets	$ 107,915

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation	$ 3,881
Due to related party	42,572
Total liabilities	46,453
STOCKHOLDER'S EQUITY:	
Common stock, par value $1, 500,000 shares authorized, 230,000 shares issued and outstanding	230,000
Additional paid-in capital	127,359
Retained earnings (deficit)	(295,897)
Total stockholder's equity	61,462
Total liabilities and stockholder's equity	$ 107,915

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2008

REVENUES	
Commissions	$ 91,228
Other	3,342
	94,570
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	72,679
Clearance fees	21,880
Occupancy	8,561
Net loss from securities owned	11,141
Other operating expenses	94,118
	208,379
NET LOSS BEFORE INCOME TAXES	(113,809)
INCOME TAX BENEFITS	25,992
NET LOSS	$ (87,817)

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (87,817)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized depreciation of securities owned	13,174
Depreciation and amortization	131
Deferred income tax benefits	(25,992)
Decrease in clearing deposit	88,683
Decrease in due from clearing broker	1,260
Decrease in prepaid expenses	1,109
Increase in payable to related party	30,952
Decrease in accounts payable, accrued expenses and other liabilities	(21,707)
Decrease in income taxes payable	(36,776)
Decrease in payable to broker-dealers and clearing organization	(118,457)
NET CASH USED BY OPERATING ACTIVITIES	(155,440)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture and equipment	(3,093)
Proceeds from disposition of securities owned	235,076
NET CASH PROVIDED BY INVESTING ACTIVITIES	231,983
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	55,000
Dividends and distributions	(410,858)
NET CASH USED BY FINANCING ACTIVITIES	(355,858)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(279,315)
CASH AND CASH EQUIVALENTS:	
Beginning of year	301,477
End of year	$ 22,162
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 1,767
Income taxes paid	$ 36,776
Securities owned received as capital contributions	$ 72,359

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2008

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, September 30, 2007	$230,000	$158,639	$ 44,139	$432,778
Net loss			(87,817)	(87,817)
Capital contributions from owner:				
Cash		55,000		55,000
Securities owned		72,359		72,359
Dividends and distributions to former owner		(158,639)	(252,219)	(410,858)
Balance, September 30, 2008	$230,000	$127,359	$ (295,897)	$ 61,462

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company is wholly owned by a new owner effective February 2008. The Company's primary business is brokerage of investment securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less, that are not held for sale in the ordinary course of business, to be cash and cash equivalents in the balance sheet and the statement of cash flows.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to unrealized gains and losses of securities owned.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned: Securities owned consists of an investment in common stock of a single company and is recorded at fair market value. The resulting difference between cost and market value (or fair value) is included in income.

Due from Clearing Broker-Dealer: The receivable from the Company's clearing broker-dealer consists of commissions receivable from brokerage transactions.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital of $36,331, which was $31,331 in excess of its required net capital of $5,000.

NOTE C – RELATED PARTIES

Under an expense sharing arrangement, dated March 1, 2008, a related company provides the Company with certain office premises, furnishings, office equipment and other office expense support in exchange for fees determined pursuant to ratios primarily based on personnel time allocations. The amount of such reimbursements to the related company for the year ended September 30, 2008 was approximately $97,000 and the payable to related Company as of September 30, 2008 arose from the expense sharing arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of busienss, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on a cash basis, in that the Company does not maintain margin accounts for customers.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2008

NOTE D – FINANCIAL INSTRUMENTS (CONTINUED)

Concentrations of Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their oblgiations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E – LEASES

Effective March 1, 2008, the Company leases office premises from a related company based on an allocation. See Note C.

Rent expense for the year ended September 30, 2008 was approximately $8,000.

NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income taxes refundable	$ 4,000
Deferred income tax benefits	21,592
Income tax benefits	$ 25,992

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at September 30, 2008 is related to unrealized depreication of securities owned.

Significant components of deferred tax assets are as follows:

Deferred tax assets:	
Unrealized depreciation of securities owned	$ 4,000
Deferred tax valuation allowance	(4,000)
Net deferred tax asset	$ -

The Company recorded a valuation allowance for a deferred tax asset at September 30, 2008, equal to the deferred tax asset because it is considered more likely than not that the unrealized depreciation of securities owned will not be realized before the carryforward period expires.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2008

NOTE G - NET LOSS

The Company has incurred significant losses since March 1, 2008 and is dependent upon capital contributions from its stockholder for working capital and net capital. The Company's stockholder has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through October 1, 2009.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CAPE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2008

NET CAPITAL:

Total stockholder's equity	$ 61,462
Less nonallowable assets:	
Office furniture and equipment	3,763
Prepaid expenses	13
Refundable income taxes	4,400
	8,176
Net capital before haircut	53,286
Less:	
Haircuts	8,877
Undue concentration	8,078
	16,955
Net capital	36,331
Less required net capital	(5,000)
Excess net capital	$ 31,331
Aggregate indebtedness	$ 46,453
Net capital based on aggregate indebtedness	$ 3,097
Ratio of aggregate indebtedness to net capital	1.28 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2008

There is no significant difference between net capital per above and net capital as reported in Part IIA of Form X-17A-5.

CAPE SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

The Company has no liabilities subordinated to claims and general creditors.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Stockholder
Cape Securities, Inc.

In planning and performing our audit of the financial statements of Cape Securities, Inc., for the year ended September 30, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Cape Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 21, 2008
Atlanta, Georgia

RUBIO CPA, PC